901 E. Byrd Street Suite 1600 Richmond, VA 23219 804-780-3000

August 7, 2013

VIA EDGAR CORRESPONDENCE AND EMAIL

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: James River Coal Company

Registration Statement on Form S-3

Filed June 6, 2013

File No. 333-189137

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 8, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 22, 2013

Form 10-Q for the Quarter Ended June 30, 2013

File No. 000-51129

Mr. Reynolds:

On behalf of James River Coal Company (the “Company”), the Company has earlier today filed Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-3 in response to the first and second comments of in the SEC’s comment letter to the Company dated July 3, 2013.

Additionally, in response to comments from the Staff of the SEC conveyed by telephone conference earlier today relating to the Company’s Form 10-Q for the quarter ended June 30, 2013 to be filed August 9, 2013 (the “Q2 10-Q”), the Company supplementally provides to the Staff the following excerpts from such 10-Q that contain revisions made in response to the Staff’s comment letters dated July 3, 2013 and July 25, 2013. The excerpts have been marked to reflect changes from the Company’s Form 10-Q for the quarter ended March 31, 2013.

August 7, 2013

•	The following excerpt from the “Liquidity” section of our Q2 10-Q was amended as described in our response to the following comments in your comment letters dated July 3, 2013 and July 25, 2013.

o	Question #2 in your comment letter dated July 3, 2013 which stated “We note the statements that cash on hand will be sufficient throughout 2013 to meet debt covenants; your cash position beyond 2013 will depend on numerous factors; and that absent improvements to current market conditions, you would likely need to secure additional sources of liquidity to meet your cash requirements. Please revise to update your disclosure as of the most recent practicable date, clarifying the timeframe when you anticipate a liquidity shortfall “absent improvements to current market conditions.” In this regard, please revise to address your ability to generate adequate amounts of cash to meet your cash needs on both a long- and short-term basis. If you have identified a short or long-term material deficiency, please revise where appropriate to indicate the course of action you have taken or propose to take to remedy the deficiency.

o	The second bullet point of Question #7 in your comment letter dated July 3, 2013 which stated “You disclose on page 53 that you had $8.5 million of unused borrowing capacity under the Revolver as of year-end. It is unclear, however, to what extent your existing senior secured obligations permit or restrict your ability to issue additional debt. In this regard, we note questions and discussion during recent earnings calls concerning your ability to “add debt at the senior secured level.”

o	Question #4 in your comment letter dated July 25, 2013 which stated “We note your response to comment 7 of our letter dated July 3, 2013 and reissue the comment in part. Please revise your Management’s Discussion and Analysis to provide additional discussion of the effect that the acquisition of International Resource Partners LP has had on your financial results and liquidity….”

Liquidity

As of ~~March 31~~June 30, 2013, we had total liquidity of approximately $~~107.2~~108.8 million, consisting of $~~9.3~~14.2 million of unused borrowing capacity under the Revolver and $~~97.9~~94.6 million of cash and cash equivalents (excluding restricted cash and short term investments).  As of ~~March 31~~June 30, 2013, we had used $63.4 million of the availability under the Revolver to secure outstanding letters of credit.

The following recent transactions have had an impact on our liquidity and debt levels.

August 7, 2013

•	In 2011, we raised $170.5 million of proceeds from an equity offering, $275.0 million from the issuance of the 7.875% Senior Notes and $230.0 million from the issuance of the 3.125% Convertible Senior Notes. The funds were used to fund the $516.0 million purchase price of the IRP Acquisition, repay $150.0 million of Senior Notes due in 2012, with the remainder available for general working capital purposes.

•	In 2012, we repurchased $5.0 million principal of 7.875% Senior Notes due in 2019, $25.0 million principal amount of the 3.125% Convertible Senior Notes due in 2018 and $31.3 million principal amount of the 4.5% Convertible Senior Notes due in 2015. The debt repurchases were made at a cost of $23.8 million, plus accrued interest of $0.8 million, in open market purchases.

•	In 2013, we issued $123.3 million principal amount of our 10.0% Convertible Senior Notes due 2018 in exchange for $90.0 million principal amount of our 4.5% Convertible Senior Notes and $153.4 million principal amount of our 3.125% Convertible Senior Notes.

Our 7.875% Senior Note Indenture restricts the incurrence of debt but allows us to incur senior secured debt up to the greater of $175.0 million or 2 times EBITDA for the four most recent fiscal quarters, which as of June 30, 2013 would have allowed us to incur an additional $75 million of senior secured debt. However, there is no commitment by our current senior secured lender or any other lender to lend such additional amounts and there can be no assurance that the Company would be able to secure such additional borrowings on acceptable terms or at all.

Our primary source of cash is expected to be sales of coal to our utility, industrial and steel customers. The price of coal received can change dramatically based on market factors and will directly affect this source of cash.  Our primary uses of cash include the payment of ordinary mining expenses to mine coal, capital expenditures, scheduled debt and interest payments and benefit payments. Ordinary mining expenses are driven by the cost of supplies, including steel prices and diesel fuel. Benefit payments include payments for workers’ compensation and black lung benefits paid over the lives of our employees as the claims are submitted. We are required to pay these when due, and are not required to set aside cash for these payments. We have posted surety bonds secured by letters of credit or issued letters of credit with state regulatory departments to guarantee these payments.  We believe that our Revolver provides us with the ability to meet the necessary bonding requirements.

August 7, 2013

We currently project that in 2013 our capital expenditures will be approximately $70 million, cash interest on our long term debt ~~to~~will be approximately $~~34~~37 million and fees under our Revolver for letters of credit will total approximately $4 million. We expect that such expenditures will exceed cash generated by operations and will need to be funded through cash on hand. We expect that cash on hand will be sufficient throughout 2013 to meet our debt covenants even assuming such use of cash. However, our cash position beyond 2013 will depend on numerous factors such as the market for our coal, capital expenditures and commodity costs ~~and, absent~~. Absent improvements to current market conditions, we would likely need to secure additional sources of liquidity to ~~meet our cash requirements.~~avoid falling below the $35 million cash requirement in our secured loan facility sometime during the first half of 2014. Prior to reaching these cash levels, we would likely take actions to reduce our usage of cash, which could include changes in our business to limit growth, reductions in capital expenditures, the sale of assets, or the reduction or curtailment of some of our operations. In addition to or in combination with these measures to reduce cash usage, we could seek additional debt or equity financing. The Company’s 7.875% Senior Note Indenture restricts the incurrence of debt but allows for $75.0 million of additional senior secured financing without any consents from note holders, although there can be no assurance that such additional secured financing would be available on satisfactory terms or at all. Our ongoing ability to satisfy working capital requirements and debt service obligations (including refinancing debt that matures in 2015), or fund planned capital expenditures, will substantially depend upon our future operating performance, debt covenants, and financial, market, business and other factors, some of which are beyond our control.

In the event that the sources of cash described above are not sufficient to meet our future cash requirements, we will need to reduce certain planned expenditures, seek additional financing, or both. We may seek to raise funds or reduce debt through additional debt financing or the issuance of additional equity securities. If such actions are not sufficient, we may need to limit our growth, sell assets or reduce or curtail some of our operations to levels consistent with the constraints imposed by our available cash flow, or any combination of these options. Our ability to seek additional debt or equity financing may be limited by our existing and any future financing arrangements, economic and financial conditions, or all three. In particular, our existing ~~2019 Senior Notes, 2015 Convertible Senior Notes, 2018 Convertible~~7.875% Senior Notes and Revolver restrict our ability to incur additional indebtedness. We cannot provide assurance that any reductions in our planned expenditures or in our expansion would be sufficient to cover shortfalls in available cash or that asset sales or additional debt or equity financing would be available on terms acceptable to us, if at all.

August 7, 2013

•	The following excerpt from the “Liquidity and Capital Resources” section of our Q2 10-Q was amended as described in our response to the following comments in your comment letter dated July 3, 2013 and July 25, 2013.

o	The fourth bullet point of Question #7 in your comment letter dated July 3, 2013 which states “You disclose on page 53 that you are in compliance with all of the financial covenants under your outstanding debt instruments. However, you do not provide approximate quantified disclosure of the degree to which you are in compliance with the covenants.

o	Question #4 in your comment letter dated July 25, 2013 which states “……Additionally, please revise to provide approximate quantified disclosure of your actual Fixed Charge Coverage Ratio, “[i]f measured,” as compared to the range (1.10 to 1.00) required by the Revolver. Please advise us of any other financial ratios required by your outstanding debt.”

Revolving Credit Agreement

There have been no changes to the terms of our ~~Revolver under our~~ Revolving Credit Agreement (the Revolver) during 2013.  See Item 1 of Part I, “Financial Statements — Note 2 — Long Term Debt and Interest Expense” for a description of our ~~Revolving Credit Agreement~~Revolver.

As of ~~March 31~~June 30, 2013, we had used $63.4 million of the $~~72.7~~77.6 million then available under the Revolver to secure outstanding letters of credit.

The Revolver includes financial covenants that require the Company to maintain a minimum Fixed Charge Coverage Ratio of 1.10 to 1.00 and limit capital expenditures, each as defined by the agreement. The minimum Fixed Charge Coverage Ratio is only applicable if the sum of the Company’s unrestricted cash plus the availability under the Revolver falls below $35.0 million and would remain in effect until the sum of the Company’s unrestricted cash plus the availability under the Revolver exceeds $35.0 million for 90 consecutive days. Our actual Fixed Charge Coverage Ratio for the period ended June 30, 2013 was -1.54 to 1.00. The limit on capital expenditures is only applicable if the Company’s unrestricted cash plus the availability under the Revolver falls below $50.0 million for a period of 5 consecutive days and would remain in effect until the Company’s unrestricted cash plus the availability under the Revolver exceeds $50.0 million for 90 consecutive days. These financial covenants were not applicable for the period ended June 30, 2013, as our unrestricted cash plus the availability under the Revolver of $108.8 million exceeded the measurement thresholds.

August 7, 2013

We were in compliance with all of the financial covenants under our outstanding debt instruments as of ~~March 31~~June 30, 2013.  We cannot assure you that we will remain in compliance in subsequent periods.  If necessary, we will consider seeking a waiver or other alternatives to remain in compliance with the covenants.  For more detail regarding the covenants under the Facilities, see Part II - Item 1A - Risk Factors - “We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these instruments.”

•	The following excerpt from the “Trends and Uncertainties In Our Business” section of our Q2 10-Q was amended as described in our response to the following comment in your comment letter dated July 3, 2013.

o	The first bullet point of Question #7 on your comment letter dated July 3, 2013 which states “We note disclosure on pages 45, 48 and 53 regarding trends in your business and changes from year to year in financial statement line items and liquidity. Please revise to further clarify the developments or external events that underlie material changes and trends. In this regard, we note statements by management in recent earnings calls that you prepared your balance sheet to withstand a “two year bear market” and are in the third year of a bear market.”

Trends and Uncertainties In Our Business

The significant trends and developments that are currently impacting our business include the price of natural gas and natural gas’ share of electricity production, competition from other coal producing regions, U.S economic weakness, increased governmental regulation impacting the demand for our coal, and the demand for metallurgical coal, which is impacted by steel prices and the global supply of metallurgical coal.

•	The following excerpt from the “Key Performance Indicators” section of our Q2 10-Q was amended as described in our response to the following comment in your comment letter dated July 3, 2013

o	The third bullet point of Question #7 in your comment letter dated July 3, 2013 which stated “We note the statement on page 45 that you use EBITDA as a key performance indicator, and that it is used in calculating compliance with your debt covenants. However, we are unable to locate discussion of the trends and underlying factors with respect to this key performance indicator.“

August 7, 2013

EBITDA and Adjusted EBITDA are also measures used by management to measure operating performance. We define EBITDA as net income (loss) plus interest expense (net), income tax expense (benefit) and depreciation, depletion and amortization. We regularly use EBITDA to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. In addition, we use EBITDA in evaluating acquisition targets. EBITDA is not a recognized term under U.S. generally accepted accounting principles (US GAAP) and is not an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP or an alternative to cash flow from operating activities as a measure of operating liquidity.   Adjusted EBITDA is used in calculating compliance with our debt covenants and adjusts EBITDA for certain items as defined in our debt agreements, including stock compensation, acquisition costs and certain bank fees.  The financial data that impact EBITDA include revenues, cost of coal sold and selling, general and administrative expenses which are further discussed in “Results of Operations. The trends and uncertainties addressed immediately below are the material trends and underlying factors with respect to EBITDA.

The Company will make each of the revisions reflected above in our 10-Q for the quarter ended June 30, 2013 to be filed August 9, 2013.

* * * * * * * * * * *

We appreciate the Staff’s time and attention. Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely, /s/ Samuel M. Hopkins, II Samuel M. Hopkins, II Vice President and Chief Accounting Officer